

Blue World Voyages
ACTIVE LIFESTYLE CRUISING

Gene Meehan

Chairman & Founder of Blue World Voyages LLC "The World's First Active Lifestyle Cruise Ship" Seatrade

Miami, Florida

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Blue World Voyages LLC
St. John's University
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500+ connections

Entrepreneur, Start-up Founder: Cruise, Fitness, Sports, Spa Industries 30+ years of experience includes project funding of up to $50M Owner/operator of multiple facilities from boutique gyms to multi-sport clubs and resort spas Proven ability to generate million dollar revenue streams Significa...

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Our Inagurial Season - Miami to Cuba - May 2018

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Experience

Chairman & Founder
Blue World Voyages LLC
2015 – Present • 3 yrs
Miami, Florida

Blue World Voyages is a new concept cruise/travel start-up inviting active, health conscious adults to cruise differently. A departure from conventional cruise lines, Blue Ocean Voyages introduces an exclusive niche focused on unparalleled experiences in fitness, well-being and relaxation at sea combined with leisurely port stays in attractive destinations. Our first ship, a 300-passenger will be deployed in May of 2018 on six-month Miami/Cuba inaugural sailings followed by Costa Rica and Peru/Chile voyages. Our 5-star, all-inclusive product features itineraries based on sports/fitness, spa/relaxation, cultural immersion and educational opportunities combined with great food and wine.

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The Downtown Athletic

President & Founder
The Downtown Athletic Club
2004 – 2014 • 10 yrs

Athletic Club

Miami Florida

The Downtown Athletic Club is the largest commercial health club serving executives in the Downtown Miami Market. Gene designed and supervised a $1.6M renovation of this facility between 2004 - 2006. His company, Miami Health & Fitness owned and operated this facility.

Education

St. John's University

St. John's University

Bachelor of Arts (B.A.) - English, Bachelor of Arts (B.A.) Political Science, Deans List 1977, 1978

1973 – 1978

Activities and Societies: President of Sigma Chi, the largest fraternity on campus, 1977-1978

New York University Leonard

New York University - Leonard N. Stern School of Business

Continuing Business Education

1977 – 1979

Marist High Schoool - Bayonne, NJ

Marist High Schoool - Bayonne, NJ

1969 – 1972

Volunteer Experience

Miami Sports & Exhibition Authority

Member Board Of Directors

Miami Sports & Exhibition Authority

2010 – 2014 • 4 yrs

Politics

Appointed by City Commissioner Marc Sarnoff.
MESA's role is to fund sports and convention initiatives with a goal of increasing Miami tourism in this sector.

Miami Rowing Club

Board Member

Miami Rowing Club

2010 – Present • 8 yrs

Health

Gene is an active Board member of the Miami Rowing Club. MRC presently has the largest youth rowing program in the state of Florida.

Stowe Vermont Planning Commissio

Commissioner

Stowe Vermont Planning Commission

1993 – 1998 • 5 yrs

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